October 11, 2024

Teri Loxam
Chief Financial Officer
Compass Pathways plc
44 West 37th Street, 7th Floor
New York, New York 10014

        Re: Compass Pathways plc
            Registration Statement on Form S-3
            Filed October 7, 2024
            File No. 333-282522
Dear Teri Loxam:

       This is to advise you that we have not reviewed and will not review your registration statement.

        Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Please contact Tim Buchmiller at 202-551-3635 with any questions.



                                                           Sincerely,

                                                           Division of
Corporation Finance
                                                           Office of Life
Sciences
cc:   Benjamin K. Marsh, Esq.